Park Hotels & Resorts Inc.

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

July 25, 2019

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Park Hotels & Resorts Inc.

Registration Statement on Form S-4 (File No. 333-232123)

Request for Acceleration of Effective Date

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Park Hotels & Resorts Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 2:00 p.m., Eastern Time, on July 26, 2019, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Paul D. Manca of Hogan Lovells US LLP at (202) 637-5821.

[Signature page follows]

Sincerely,

PARK HOTELS & RESORTS INC.

/s/ Sean M. Dell’Orto
By:	Sean M. Dell’Orto
Title:	Executive Vice President, Chief Financial Officer and Treasurer